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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Rock Advisors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5001 Spring Valley Rd Suite 850W

(No. and Street)

Dallas	TX	75244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Hext   214-535-1573

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC

(Name – if individual, state last, first, middle name)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Hext _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
White Rock Advisors, LLC _____ , as
of December _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Managing Member

_____
Title

_____
Notary Public

Andrea Kay Wolverton
Notary Public,
State of Texas
Expires: 06/10/2019

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

White Rock Advisors, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2018

White Rock Advisors, LLC

CONTENTS

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
White Rock Advisors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of White Rock Advisors LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the 2018 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of White Rock Advisors LLC as of December 31, 2018 and the results of its operations and its cash flows for the 2018 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of White Rock Advisors LLC's management. Our responsibility is to express an opinion on White Rock Advisors LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to White Rock Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I on the pages 11-12 has been subjected to audit procedures performed in conjunction with the audit of White Rock Advisors LLC's financial statements. The supplemental information is the responsibility of White Rock Advisors LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as White Rock Advisors LLC's auditor since 2018.

Sugar Land, Texas

Feb 25, 2019

White Rock Advisors, LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Assets:

Cash and cash equivalents	$	11,954
Accounts receivable		33,873
Prepaid expenses		5,220
Total Assets		51,046

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable		4,896
Member's Equity		46,151
Total Liabilities and Member's Equity	$	51,047

White Rock Advisors, LLC
Statement of Income
December 31, 2018

Revenue - Fee Income	$ 178,763
Expenses:	
Guaranteed payments	133,415
Consulting fees	124,392
Professional and regulatory fees	33,054
Administrative expenses	32,120
Total Expenses	322,981
Net Income (Loss)	$ (144,218)

The accompanying notes are an integral part of the financial statements.

Page 5

White Rock Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

	Member's Equity
Balances at	
December 31, 2017	$ 23,200
Allocated capital	$ 162,169
Member capital contributions	5,000
Net income (loss)	(144,218)
Balances at	
December 31, 2018	$ 46,151

The accompanying notes are an integral part of the financial statements.

Page 6

White Rock Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities

Net income (loss)	$ (144,218)
Adjustments to reconcile net income (loss) to net cash	
provided (used) by operating activities:	
Changes in current assets and liabilities:	
Increase in accounts receivable	(23,873)
Increase in prepaid expenses	(620)
Decrease in accounts payable	(2,960)
Allocated Capital	162,169
Net cash provided by operating activities	(9,502)

Cash flows from investing activities

Net cash provided (used) by investing activities	$ -0-

Cash flows from financing activities

Member capital contributions	5,000
Net cash provided (used) by financing activities	5,000
Net decrease in cash and cash equivalents	(4,502)
Cash and cash equivalents at beginning of year	16,456
Cash and cash equivalents at end of year	$ 11,954

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:

Interest	$ -0-
Income Taxes	$ -0-

The accompanying notes are an integral part of the financial statements.

Note 1 - <u>Summary of Significant Accounting Policies</u>

White Rock Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i).

The Company provides investment banking services related to the corporate finance needs of middle-market companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, and business strategy.

Revenue is recognized for financial advisory services rendered based on the contractual terms of each respective agreement.

The Company's customer base is located throughout the United States.

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Member's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - <u>Net Capital Requirements</u>

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2018, the Company had net capital of approximately $7,058 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.70 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its member at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 3 -   Possession or Control Requirements

The Company holds no customer funds or securities.   There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i)

Note 4 -   Income Taxes

The Company is taxed as a limited liability company (LLC) under the applicable sections of the Internal Revenue Code and has elected to be treated as a partnership. As a result, any income tax liabilities are the responsibility of the Company's members. Accordingly, no provision for income taxes has been included in the accompanying consolidated financial statements.

Note 5 -   Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

During the year ended December 31, 2018, the company paid $133,415 in guaranteed payments to its Member.

Note 6 -   Subsequent Events

The Company has reviewed all subsequent events through February 25, 2018, the date through which the financial statements are available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2018

Schedule I

White Rock Advisors Capital, LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF NET CAPITAL

Total member's qualified for net capital	$ 46,151
Add:	
Other deductions or allowable credits:	-0-
Total capital and allowable subordinated liabilities	46,151
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	33,873
Prepaid expenses	5,220
Net capital before haircuts on securities positions	7,058
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	-0-
Net capital	$ 7,058

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:

Total aggregate indebtedness	$ 4,896

White Rock Advisors, LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 327
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital above the required minimum	$ 2,306
Ratio: Aggregate indebtedness to net capital	0.70 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited FOCUS IIA	$ 7,306
Difference:	
Reversal of Accrued Dues Expense	(248)
Net capital per audited report	$ 7,058

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
White Rock Advisors LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) White Rock Advisors LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which White Rock Advisors LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) White Rock Advisors LLC stated that White Rock Advisors LLC met the identified exemption provisions throughout the most recent fiscal year without exception. White Rock Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about White Rock Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 25, 2019



WHITE ROCK ADVISORS, LLC
Advisory Services, Corporate Finance, and M&A Transactions

5001 Spring Valley Rd, Suite 850W
Dallas, TX 75244
Tel: 972.644.7111 Fax: 972/680-8685
http://www.whiterockadvisors.com

Exemption Request Form

February 8, 2019

Jennifer Wray CPA
16418 Beewood Glen Drive
Sugar Land, TX 77498

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Jennifer:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

White Rock Advisors LLC met the Section 240.15c3-3(k)(2)(i) exemption for the period January 1, 2018 through December 31, 2018.

Sincerely,

Gregory W. Hext
Managing Member